SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE TO/A
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER
SECTION 14(d) (l) OR 13(e) (l)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

CORRECTIONS CORPORATION OF AMERICA
(Name of Subject Company (Issuer))
CORRECTIONS CORPORATION OF AMERICA
(Names of Filing Person (Offeror))

Series B Cumulative Convertible Preferred Stock
(Title of Class of Securities)

22025Y 30 8 and 74264N 30 3

(CUSIP Number of Class of Securities)

John D. Ferguson
Chief Executive Officer
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, TN 37215
(615) 263-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

COPIES TO:
F. Mitchell Walker, Jr.
Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$109,328,622	$8,845

*		Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $26.00 (the per share tender offer price) by 4,204,947, the number of shares of Correction Corporation of America’s Series B Cumulative Convertible Preferred Stock sought in the Offer.

**		Previously paid.

	☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

INTRODUCTORY STATEMENT

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Corrections Corporation of America, a Maryland corporation (the “Company”), to purchase for cash up to 4,204,947 shares of its Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal.

     The Offer to Purchase is hereby amended as follows:

1.	The last sentence of the fifth paragraph of “Terms of the Offer — General” beginning on page 8 of the Offer to Purchase is deleted.

2.	The third sentence of the first paragraph of “Terms of the Offer — Procedure for Tendering Shares – Determination of Validity” on page 12 of the Offer to Purchase is restated as follows:

“The Company also reserves the absolute right, in its sole discretion, to waive any defect or irregularity in any tender with respect to Shares of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders.”

3.	The entire section “Terms of the Offer — Conditions to the Offer — General Conditions” on page 15 of the Offer to Purchase is restated as follows:

General Conditions

Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) the Company’s rights to extend or amend the Offer, the Company shall not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Shares, subject to Rule 14e-l(c) under the Exchange Act, and may terminate the Offer, if any of the following (the “General Conditions”) have occurred:

(i) there has been instituted, threatened or is pending any action or proceeding (or there shall have been any material adverse development to any action or proceeding currently instituted, threatened or pending) before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offer that, in the reasonable judgment of the Company, either (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries, taken as a whole, or (b) would or might prohibit, prevent, restrict or delay consummation of the Offer;

(ii) an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction has proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the reasonable judgment of the Company, either (a) would or might prohibit, prevent, restrict or delay consummation of the Offer or (b) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries, taken as a whole;

(iii) there has occurred or is likely to occur any event affecting the business or financial affairs of the Company that, in the reasonable judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Offer; or

(iv) there has occurred (a) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, (b) any significant adverse change in the price of the Shares in the United States or other major securities or financial markets, (c) a material impairment in the trading market for equity securities, (d) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States or other major financial markets, (e) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the reasonable judgment of the Company, might affect the extension of credit by banks or other lending institutions, (f) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

The foregoing Financing Condition and the General Conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) and may be waived by the Company, in whole or in part, at any time and from time to time, in the reasonable discretion of the Company to the extent permitted by applicable law. If such waiver constitutes a material change to the Offer, the Company will promptly disclose such waiver by means of an Offer to Purchase supplement that will be distributed to the Holders and will otherwise comply with applicable law. All conditions to the Offer, other than those subject to applicable law, shall be either satisfied or waived by the Company on or before the Expiration Date prior to the acceptance of any Shares for purchase by the Company. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

4.	The section entitled “Certain Information About the Shares” on page 16 of the Offer to Purchase is amended by adding the following sentence to end of the section:

“The book value per share of the Shares (which is equal to the liquidation preference of the Shares) is $24.46.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORRECTIONS CORPORATION OF AMERICA

By:	/s/ David M. Garfinkle

Name: David M. Garfinkle Title: Vice President, Finance

Dated: April 21, 2003

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a) (1) (A)	Offer to Purchase, dated April 2, 2003.*
(a) (1) (B)	Letter of Transmittal.*
(a) (1) (C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a) (1) (D)	Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a) (1) (E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a) (1) (F)	Press Release, dated April 2, 2003.*
(a) (1) (G)	Press Release, dated April 2, 2003.*
(a) (5)	Summary Advertisement.*

*	Previously filed